Companhia de Saneamento Básico do Estado de São Paulo
Diretoria Econômico-Financeira e de Relações com Investidores
R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo, SP
Tel. (11) 3388-8247 / 8386 – Fax (11) 3815-4465
www.sabesp.com.br

July 28, 2015

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed April 29, 2015
File No. 001-31317

Dear Ms. Thompson,

We are responding to the comment letter sent to Rui de Britto Álvares Affonso by the Staff of the Securities and Exchange Commission on July 15, 2015, regarding the Form 20-F for the fiscal year ended December 31, 2014, filed by Companhia de Saneamento Básico do Estado de São Paulo – SABESP on April 29, 2015.

The paragraphs below set forth the Staff’s comments in its letter to Mr. Affonso, together with SABESP’s response.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Cash Flow

Indebtedness Financing

Financial Covenants, page 98

1.
We note you included on page 100 a table of your “more restrictive covenants” including the ratio of “Adjusted net debt / Adjusted EBITDA,” which you calculated as 3.17:1.00 as of December 31, 2014. We also note the ratio you disclosed in this table as the level you must maintain was 3.80:1.00, and as such, it appeared from this table that you were in compliance with this covenant as of December 31, 2014. We further note your narrative disclosure on page 99 that you must maintain a level of 3.00:1.00 for this ratio as it relates to your financial covenants with BNDES. Additionally, you disclose in Note 15(ii) to your March 31, 2015 financial statements contained within your Form 6-K filed June 4, 2015, that you failed to meet the required 3.00:1.00 ratio for your agreements with BNDES as of both December 31, 2014 and March 31, 2015, resulting in “this ratio’s default.” We have the following comments:

•	Please tell us more about this covenant with BNDES, including whether this covenant applies to all loans from BNDES, the penalties for non-compliance and any cross-default provisions.

Response

As disclosed in the Form 20-F, in 2014 SABESP and Brazilian National Bank for Economic and Social Development (“BNDES”) began discussions aimed at standardizing the covenants and financial guarantees relating to SABESP’s indebtedness with BNDES.  At the end of 2014, SABESP and BNDES formalized their intention to standardize the covenants.  This process resulted in the execution on February 27, 2015 of an agreement between SABESP and BNDES that provides for renegotiated financial covenants, effective December 31, 2014, as described below.  This agreement applies to all of SABESP’s indebtedness with BNDES, which totaled R$1,333.6 million as of December 31, 2014, consisting of R$629.8 million in loans and R$703.8 million in SABESP’s 10th, 14th, and 18th issuances of debentures, which are held by BNDES.

In summary, the BNDES financings specify two bands for the ratio of Adjusted Net Debt / Adjusted EBITDA.  The financings also specify a collateral mechanism by which SABESP has assigned a portion of its tariff payment receivables to BNDES in order to provide a partial guarantee of the amounts due under the financings (which SABESP refers to in the Form 20-F as the “Right Fiduciary Assignment”).   Under this mechanism, from the 18th to the 28th day of each month SABESP must ensure that a portion of the tariff payments received by it are deposited on a daily basis into a blocked collateral account, before being released to a regular movements account later in the day provided that BNDES has not notified the bank that SABESP is in default.  If the ratio of Adjusted Net Debt / Adjusted EBITDA is at or below 3.00, the amount that must pass through this blocked collateral account is R$208 million per month; and if the ratio of Adjusted Net Debt / Adjusted EBITDA is in the band between 3.00 and 3.80, the amount that must pass through the blocked collateral account is automatically increased by 20%, to R$249.6 million per month.  (Prior to the renegotiation, there was a single limit of 3.65.)

More specifically, in accordance with the disclosure on page 99 of the Form 20-F, the renegotiated financial covenants for SABESP’s indebtedness with BNDES specify the following ratios, calculated quarterly with respect to the previous 12 months, as evidenced by SABESP’s quarterly reviewed financial statements or audited annual financial statements:

A.	The following ratios require SABESP to ensure that an amount of R$208 million per month passes through the blocked collateral account under the “Right Fiduciary Assignment” receivables mechanism:

•	Adjusted EBITDA / Adjusted Financial Expenses equal to or higher than 3.50;

•	Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.00; and

•
Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.00 (where Other Onerous Debt” is equal to the sum of (i) social security liabilities and health care plans, (ii) installment payments of tax debt and (iii) installment payments of debt with electricity providers).

B.
If the ratios specified in A. above are not met in any two or more quarters, consecutive or not, within a twelve-month period, SABESP shall be deemed to be in non-compliance with the first band ratios and must, as a result, increase the amount passing through the blocked collateral account to R$249.6 million per month, provided that the following second band ratios are met:

•	Adjusted EBITDA / Adjusted Financial Expenses lower than 3.50 but equal to or higher than 2.80;

•	Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.80 but higher than 3.00; and

•	Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.30 but higher than 1.00.

C.
If the second band ratios specified in B. above are not met for any one quarter, or if SABESP is required to but fails to ensure that the increased monthly amount specified in B. above passes through the blocked collateral account, then SABESP shall be deemed to be in non-compliance with its ratio covenants, in which case BNDES may at its discretion:

•	require SABESP to provide additional financial guarantees within a deadline specified by BNDES, which may not be less than 30 days;

•	suspend the release of funds; and/or

•	declare the financings to be immediately due and payable.

SABESP’s ratio of Adjusted Net Debt / Adjusted EBITDA amounted to 3.17 for the twelve months ended December 31, 2014 and 3.09 for the twelve months ended March 31, 2015.  In accordance with the BNDES financial covenants summarized above, these amounts placed SABESP in non-compliance with the first band ratios specified in A., but within the second band ratios specified in B, requiring SABESP to post the additional 20% collateral payments.  The reference to “this ratio’s default” in Note 15(ii) to the March 31, 2015 financial statements meant that SABESP was not within the limits of the A. ratio, meaning that SABESP must therefore comply with the requirements of the B. ratio.  SABESP was not in default under the ratio covenants of its BNDES indebtedness, however.

In addition, SABESP confirms to the Staff that it has posted all additional collateral payments as and when required under the B. ratio, and is therefore not in default under its BNDES indebtedness as provided under C. above.

SABESP further confirms that this situation does not trigger any cross-default provisions in its other indebtedness.

•
Please tell us in detail why you did not list the 3.00:1.00 covenant within your table of “more restrictive covenants” on page 100 given that 3.00:1.00 is more restrictive than the ratio of 3.80:1.00 that was disclosed in this table.

Response

SABESP did not list the 3.00:1.00 target ratio within its table of “more restrictive covenants” because, as explained above, SABESP always has the option to meet the 3.80 ratio instead of the 3.00 ratio, provided that it posts the additional collateral required.

•
Please tell us how you believe your disclosure within MD&A complied with Section IV(C) of SEC Release No. 33-8350, including but not limited to how you assessed and communicated to investors whether you were reasonably likely to violate this covenant with BNDES. In this regard, if you did not believe you would violate this covenant for two consecutive quarters at the time that you filed your Form 20-F, explain to us in detail why you believed this, particularly in light of the fact that the Form 20-F was not filed until April 29.

Response

SABESP understands that SEC Release No. 33-8350 provides guidance regarding scenarios in which companies should consider whether discussion and analysis of material covenants related to their outstanding debt may be required.  One of these scenarios is when a company is or is reasonably likely to be in breach of material covenants related to its outstanding debt, in which case the company must disclose material information about that breach and analyze the impact on the company if material.

In response to the Staff’s question, SABESP submits that it renegotiated its Adjusted Net Debt / Adjusted EBITDA ratio under B. from 3.65 to 3.80 in order to provide additional assurance that it would not violate its covenant ratios.  SABESP confirms that, having assessed its financial position in connection with the preparation of its MD&A, it concluded that it was not reasonably likely to violate the covenant.  In particular, as discussed above, the only impact of exceeding the 3.00 ratio under A. was the requirement to maintain the 3.80 covenant under B. and post additional collateral.

•	Please tell us in detail how you determined there was no requirement to disclose this matter in the footnotes to your December 31, 2014 financial statements.

In response to the Staff’s question, SABESP determined that no additional disclosure was required in the footnotes to its December 31, 2014 financial statements on the following basis:

•
The first quarter in which SABESP’s ratio of Adjusted Net Debt / Adjusted EBITDA exceeded 3.00 was the fourth quarter of 2014.  Since the increased collateral requirement under the BNDES debt as renegotiated only arises if the ratios specified in A. are not met in any two quarters within a twelve-month period, SABESP remained within the A. ratios on the basis of its 2014 financial statements.

•
The BNDES ratio test is carried out on the date of publication of the relevant quarterly financial statements.  At the date of filing of the Form 20-F, SABESP’s financial statements for the first quarter of 2015 had not yet been concluded or published.

•
Since the only impact of exceeding the 3.00 ratio under A. is the requirement to remain within the 3.80 ratio under B. and post additional collateral, no breach of the financial covenants that could give BNDES the right to accelerate the debt had occurred, either at December 31, 2014 or at the date of filing of the Form 20-F.

*    *     *

In addition, SABESP hereby acknowledges that:

•	SABESP is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	SABESP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Edison Airoldi
Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Name: Edison Airoldi
Title: Technology, Enterprises and Environment Officer (acting as Chief Financial Officer and Investor Relations Officer on behalf of Mr. Affonso, who is currently on annual leave).